Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of DRDGOLD Limited (the "Company") for the fiscal year ended June 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Mark Michael Wellesley-Wood, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, that, to the best of his knowledge:

(1)   Subject to the financial statements and other financial information of Emperor Mines Limited and Crown Gold Recoveries (Pty) Limited required by Rule 3-09 of Regulation S-X that has not been included in the Report, the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Mark Michael Wellesley-Wood_____

By: Mark Michael Wellesley-Wood

Title: Chief Executive Officer

Date: December 19, 2006